SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 22, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces entering into an agreement with bezeq for the purchase of an indefeasible right of use of fiber-optic infrastructure lines

PARTNER COMMUNICATIONS ANNOUNCES ENTERING INTO AN
AGREEMENT WITH BEZEQ FOR THE PURCHASE OF AN
INDEFEASIBLE RIGHT OF USE OF FIBER-OPTIC INFRASTRUCTURE LINES

ROSH HA'AYIN, Israel, December 22, 2022 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that on December 21, 2022 an agreement was executed between the Company and Bezeq- the Israel Telecommunication Corp. Ltd. ("Bezeq" and "The Agreement"), regarding the purchase of an indefeasible and irrevocable right of use (IRU) for 15 years of 120 thousand non-specific fiber optic infrastructure lines in buildings connected to Bezeq's fiber-optic infrastructure ("The First Agreement Period" and "Fiber Optic Lines").

In accordance with the Agreement, the right to use the Fiber Optic Lines will be granted in 5 equal annual installments, with the first installment beginning on January 1, 2023. The total consideration that the Company will pay Bezeq for the right of use in accordance with the Agreement is approximately NIS 574 million plus VAT for the First Agreement Period ("the Consideration"), that will be divided into five equal payments (in accordance with the above-mentioned installment dates), that will be paid at the beginning of each calendar year of the years 2023 until 2027, plus half of the linkage differences, and all in accordance with the terms set forth in the Agreement ("The Installment Amount"). The Company has the option to divide each Installment Amount over a period of five years, with interest to be added at a rate equal to Bezeq's NIS bond yield at the relevant average duration that will be known at the date of right of use of the Fiber Optic Lines for that installment.

The Company will also pay annual maintenance fees at a rate of 4% of the Consideration, plus linkage differences, in accordance with the terms set forth in the Agreement, for all of the Fiber Optic Lines for which the Company was granted a right of use until that year.

The Company has been provided with an option to purchase the right to use 48 thousand additional Fiber Optic Lines, under the same terms, during the First Agreement Period, as well as an option to extend the period of use for two additional 5-year periods each, beyond the First Agreement Period (in total 25 years), at a lower cost per Fiber Optic Line than during the First Agreement Period.

In addition, the Company has the option to bring forward both the dates of the right of use of the Fiber Optic Lines and the payments for them. The Agreement also contains a price protection mechanism that weighs the regulatory price for a line, starting from the sixth year of the Agreement, as well as an upgrade mechanism of the Fiber Optic Lines rate, in accordance with the terms set forth in the Agreement.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Sigal Tzadok Acting Chief Financial Officer Tel: +972 (54) 781 4958	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Sigal Tzadok
Name: Sigal Tzadok
Title: Acting Chief Financial Officer

Dated: December 22, 2022